Exhibit (h)(12)

July 1, 2016

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will waive its management fee and to the extent necessary, reimburse certain expenses of the Loomis Sayles Dividend Income Fund (the “Fund”) through March 31, 2018, in order to limit the Fund’s total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap

July 1, 2016 through March 31, 2018:

Loomis Sayles Dividend Income Fund[1]	1.10% for Class A shares 1.85% for Class C shares 0.85% for Class Y shares
[1]	NGAM Advisors, L. P. (“NGAM Advisors”) will bear a portion of the waiver/reimbursement. The NGAM Advisors portion of the waiver/reimbursement will be equal to the ratio of the NGAM Advisors Support Services Fee divided by the management fee earned by Loomis Sayles.

With respect to the Fund, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s expenses fall below the annual rates set forth above; provided, however, that the Fund is not obligated to pay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Lauren Pitalis
Name:	Lauren Pitalis
Title:	Vice President